Rule 12g3-2(b) File Number: ~~82-5237~~

82-34629

RECEIVED

2004 NOV -2 A 9:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

04045871

October 28, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

SUPPL

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of the announcement on Connected Transaction dated October 27, 2004 in respect of the Loan Agreement entered into between the Company, Zhejiang Jinji Property Co. Ltd. and the Bank on 25 October 2004.

Thank you for your attention.

dlw 11/3

Sincerely yours,

NOV 03 2004
THOMSON FINANCIAL

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

Cc: Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 0576)

Connected Transaction: Loan to Zhejiang Jinji Property Co., Ltd.

This announcement is made pursuant to Rule 14A.66(2) of the Listing Rules in respect of the Loan Agreement entered into between the Company, Jinji Property and the Bank on 25 October 2004 whereby the Company agreed to provide a loan of a principal amount of RMB260 million (approximately HK$245.28 million) with a maturity period of one year to Jinji Property through the Bank.

Jinji Property is a connected person of the Company as it is a 90% subsidiary of Communications Investment, which in turn is a substantial shareholder of the Company holding approximately 56% of the shares in the Company. The provision of loan under the Loan Agreement by the Company to Jinji Property thus constitutes a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

As the value of the loan to be provided under the Loan Agreement represents less than 2.5% of each of the percentage ratios, and the Loan Agreement is on normal commercial terms, the provision of loan is exempt from the approval of the independent shareholders of the Company but subject to the requirements under Rule 14A.66(2) of the Listing Rules to disclose such transaction in this announcement and in the next published annual report and accounts of the Company.

Background

On 25 October 2004, the Company entered into the Loan Agreement with Jinji Property and the Bank. Pursuant to the Loan Agreement, the Company will advance the Loan to the Bank, which will in turn advance the Loan to Jinji Property. Interest will be payable by Jinji Property to the Company at a rate of 6.31% per annum, being 1% per annum over the current rate applicable to one-year term loans in the PRC, as quoted by the People's Bank of China. Any charges and fees payable to the Bank in connection with the Loan will be paid by Jinji Property.

Interest on the Loan is payable quarterly in arrear. The Loan was advanced in a single payment on 26 October 2004, and is repayable in a single payment on 25 October 2005.

Pursuant to PRC laws, only authorised financial institutions are permitted to advance loans. Inter-company loans are typically made through back-to-back arrangement with an authorised bank. The arrangements with the Bank were made to comply with such legal requirements. The Bank was providing the loan services as part of its ordinary course of business.

In connection with the Loan Agreement, Communications Investment has provided a guarantee in favour of the Company and the Bank in respect of all of the obligations of Jinji Property in the Loan Agreement.

Reasons of the transaction

The loan is being provided to Jinji Property for use as general working capital. The loan was provided by the Company out of excess cash from its operations. Interest will be paid on the loan at a rate of 6.31% per annum, being 1% per annum over the current rate applicable to one-year term loans in the PRC, as quoted by the People's Bank of China.

The Board of Directors, including the independent non-executive Directors, believes that the terms of the Loan Agreement are fair and reasonable, are on normal commercial terms, and in the best interests of the Group and the Company's shareholders as a whole as the Loan provides a higher return than would otherwise be earned as deposit interest on the cash at hand.

Connected transaction

Jinji Property is a connected person of the Company as it is a 90% subsidiary of Communications Investment, which in turn is a substantial shareholder of the Company, holding approximately 56% of the shares in the Company. The provision of loan under the Loan Agreement by the Company to Jinji Property thus constitutes a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules.

As the value of the loan to be provided under the Loan Agreement represents less than 2.5% of each of the percentage ratios, and the Loan Agreement is on normal commercial terms, the provision of loan is exempt from the approval of the independent shareholders of the Company but subject to the requirements under Rule 14A.66(2) of the Listing Rules to disclose such transaction in this announcement and in the next published annual report and accounts of the Company.

Information of the Group and Jinji Property

The Company was incorporated on 1 March 1997 in the PRC and is a joint stock limited company with a registered share capital of RMB4,343,114,500 (HK$4,097,277,830) at present. The main business of the Group is investment in, development, operation, management, and collection of tolls, of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, both in the Zhejiang Province of the PRC, and businesses ancillary to the operation of the expressways, such as billboard advertising and operation of service areas on the expressways. Jinji Property is principally engaged in the business of real estate investment.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Company"	Zhejiang Expressway Co., Ltd. (浙江滬杭甬高速公路股份有限公司);
"Communications Investment"	Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), a PRC state-owned enterprise;
"Bank"	a PRC incorporated bank;
"Directors"	the directors of the Company;
"Loan"	a loan of a principal amount of RMB260 million (approximately HK245.28 million), made pursuant to the Loan Agreement;
"Loan Agreement"	a loan agreement dated 25 October 2004 entered into between the Company, Jinji Property and the Bank whereby the Company agreed to provide a loan of a principal amount of RMB260 million (approximately HK$245.28 million) to Jinji Property;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;
"Jinji Property"	Zhejiang Jinji Property Co., Ltd. (浙江金基置業有限公司), a PRC-incorporated company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"percentage ratios"	has the meaning as ascribed to it under the Listing Rules, as applicable to the transaction under the Loan Agreement;
"PRC"	the People's Republic of China;
"RMB"	renminbi, the lawful currency of the PRC;

The exchange rate used for reference purpose in this announcement is HK$1 to RMB1.06.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, 27 October 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.